GLOBAL FINANCING AGREEMENT

This Global Financing Agreement (the "Agreement") is made and entered into as of this 30th day of November 2008 by and between Indigo-Energy, Inc., a corporation organized under the laws of the State of Nevada (the "Company"), and Carr Miller Capital, LLC ( “CMC“ and together with the Company, the “Parties”.)

WHEREAS, the Company previously issued various promissory notes (the “Old Notes”) to CMC in the aggregate principal amount of $3,450,000.  Each of the Old Notes set forth certain terms intended to govern such Old Notes and further provide for interest at a rate of 20% per annum and 9 of the 12 Notes entitle CMC to convert the balance of the Old Notes into shares of the Company’s common stock;

WHEREAS,  loans from CMC has provided the Company with sufficient working capital in the past twelve (12) months which has allowed the Company to remain solvent and remain current in the filings required by the Securities and Exchange Commission;

WHEREAS, CMC and the Company have agreed to convert certain outstanding debt into equity.

WHEREAS, the Parties have agreed that it is in their best interests to modify all of the terms provided under the Old Notes, including those terms relating to interest and maturity; and

WHEREAS, CMC has further agreed to provide additional funding, under the terms and conditions set forth herein, the Company as is necessary for it to institute a new drilling program and for other costs associated thereto.

NOW THERFORE, the Parties hereto agree as follows:

Section 1.              Settlement of the Old Notes. Effective upon the execution of this Agreement, the Parties hereby agree to restructure the Old Notes as follows:

a.           The principal amount and interest payable on Old Notes in the aggregate amount of One Million Dollars ($1,000,000) (the “First Notes”) specifically identified as CMC Promissory Notes II, IV, and V shall be converted into Fifty Million (50,000,000) shares of the Company’s common stock, par value $0.001 (the “Common Stock”).   The certificate or certificates of Common Stock issued to CMC pursuant to this Section 1(a) shall contain a restrictive legend as required by the Securities Act of 1933.  Upon conversion as provided for herein, the Company shall be released of all its obligations under the First Notes; except that the Company shall be obligated to issue to CMC, within seven (7) business days, the certificates representing Fifty Million shares of Common Stock to CMC;

b.            The remaining Old Notes in the principal amount of Two Million Four Hundred Fifty Thousand ($2,450,000) (the “Second Notes”), specifically identified as CMC Promissory Notes I, III, VI, VII, VIII, IX, X, XI, and XII plus interest of approximately $400,000 on all of the Old Notes shall immediately be amended and replaced by a revised promissory note (the “Revised Note”), a copy of which is attached hereto as Exhibit A, which shall be delivered to CMC upon the execution of this Agreement and which shall provide for the following:

i.)	The Revised Note shall be secured by all the assets of the Company;

ii.)	The interest rate payable on the Revised Note shall be reduced from twenty percent (20%) per annum to ten percent (10%) per annum;

iii.)	The Revised Note shall have a maturity date of no earlier than sixty (60) months from the date of issuance thereof (the “Maturity Date”);

iv.)
The principal amount and interest due on the Revised Note shall be payable in equal monthly installments beginning in the thirteenth month from the date of the issuance in equal monthly payments fully amortizing the principal and interest of  such Revised Note until the Maturity Date; and

v.)	That upon the issuance of the Revised Note, the Second Notes shall be deemed to be released and all of the Company’s liabilities or obligations there under shall be extinguished.

Section 2.              Undertaking of the Parties.  The Parties further undertake as follows:

a.	CMC’s Undertaking:

i.)
CMC undertakes to provide the Company funding in an amount up to One Million Dollars ($1,000,000) (the “Funding”) to be used exclusively for the Company’s Drilling Activities (as defined below in Section 2(b)(i)).  A portion of this Funding sufficient to drill the first of two wells shall be deposited by CMC into escrow with the trust account of Gersten Savage LLP (as set forth in Section 2(b)(iii) hereof) on or before December 10, 2008, and shall be evidenced by a two (2) year promissory note issued by the Company in favor of CMC.  Such promissory note shall bear interest at the rate of ten percent (10%) per annum.  Interest only shall be payable on the promissory note during the first twelve (12) months from issuance thereof, with the principal amount thereof, and any interest thereon, to be payable in twelve (12) equal monthly installments beginning the thirteenth (13th) month from issuance until maturity.

ii.)
Commencing when the Drilling Activities have been completed, CMC hereby agrees to provide the Company with funding in an amount of Five Hundred Thousand Dollars ($500,000) each month for a period of six months from the completion of such Drilling Activities (the “Additional Funding”).  This Additional Funding is to be utilized to meet the Company’s drilling objectives of a minimum of one new well to be drilled each month and for certain expenses necessary to maintain the Company’s operations and status as a public company.  CMC’s obligation to provide the Additional Funding shall not begin until thirty (30) days from the completion of Drilling Activities.   Funding shall be in the form of a promissory note for each loan with a two (2) year maturity and shall provide for an interest rate of ten percent (10%) per annum.

iii.)
CMC agrees and undertakes to cooperate with the Company in investigating the feasibility of instituting legal action against certain entities and individuals that the Parties believe it has a claim against.  CMC commits to advance up to Sixty Thousand Dollars ($60,000) to commence such litigation.

iv.)
CMC agrees to use his best efforts to initiate and maintain discussions with all of the Company’s creditors, note holders, and with the individuals representing Indigo-Energy, LP in order to provide them with the assurance that CMC will continue to work with the Company in the fulfillment of its obligations to such parties.

v.)	CMC acknowledges that the Company has substantial obligations to certain professionals and agrees to cooperate with the Company and to fund the satisfaction of such liabilities.

vi.)
CMC undertakes to use his best efforts to fund and facilitate the settlement of all of the Company’s obligations under the Drilling and Operating Agreements between the Company and Dannic Energy Corp and Mid East Oil Company on commercially reasonably terms in order that the wells drilled pursuant to such agreements, as well as all revenues earned there from, are granted to the Company.

b.	The Company’s Undertaking:

i.)
To use all amounts received by it from the Funding exclusively to pay for all reasonable costs incurred by the Company in drilling 2 wells within the property designated as the DuBois Field (“Drilling Activity”).

ii.)
The Company shall, upon consultation and with the approval of CMC, enter into a definitive drilling agreement with Ackerman Drilling and Epicenter Oil and Gas LLC setting forth the rights and obligations of each party thereto relative to drilling activities on the DuBois Field; provided however, that all parties acknowledge that the agreement will provide that the lawful owner of the Dubois real property shall receive a percentage of the working interest in such wells and the remaining interest shall be divided by and among Epicenter, Ackerman and the Company, in such percentages as may be agreed upon by the parties thereto.

iii.)
Upon the execution of this Agreement, the Company undertakes to appoint Mr. Everett Miller as the Company’s Chief Operating Officer.  The Company represents and warrants that all the necessary approval required to facilitate the appointment of Mr. Miller as the Company’s COO have been obtained or will be obtained and that there are no legal impediments that will prevent the Company from making such appointment.

Section 3.              Consideration. As consideration for the undertaking of each of the Parties as set forth in this Agreement, the Parties hereby agree as follows:

a.           The Company shall issue to CMC an aggregate of Fifty Million (50,000,000) shares of Common Stock for the conversion of the First Notes as set forth in Section 1(a).

b.           The Company shall issue to CMC an aggregate of One Hundred Twenty Five Million (125,000,000) shares of Common Stock for the conversion to the Revised Note.

c.           The Company shall issue to CMC warrants to purchase Thirty Seven Million Nine Hundred Fifty Thousand (37,950,000) shares of Common Stock, which warrants shall be exercisable within seven (7) years at an exercise price of $0.02 per share, the current market price of the Company’s common stock.  Such warrants shall only be exercisable in the event that current holders of the Thirty Seven Million Nine Hundred Fifty Thousand (37,950,000) outstanding warrants/options previously issued by the Company exercise such warrants or options.

d.           Upon the occurrence of the Funding set forth is Section 2(a)(i) hereof, the Company shall issue to CMC Fifty Million (50,000,000) shares of Common Stock.  The certificate or certificates representing the Common Stock issued to CMC pursuant to this Section 3(c) shall contain a restrictive legend as required by the Securities Act of 1933.

e.           In consideration of the commitment for the Additional Funding, the Company shall issue to CMC Ten (10) shares of Common Stock for every dollar pledged to the Company from such Additional Funding or an aggregate of thirty million (30,000,000) shares .  These shares shall be effective immediately and issued upon the Company’s increase in its shares authorized in sufficient quantity to allow the issuance.

f.           The certificates evidencing the shares of Common Stock to be delivered to CMC pursuant to this Agreement shall be delivered by the Company to CMC within seven (7) business days from the execution of this Agreement and shall contain a restrictive legend as required by the Securities Act of 1933.

Section 4.              Successors. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective administrators, representatives, executors, successors and assigns, either by reason of death, incapacity, merger, consolidation, and/or purchase or acquisition of substantially all of the Company's assets or otherwise.

Section 5.             Governing Law, Each Party acknowledges that it has been represented by counsel in connection with this Agreement, and has executed the same with knowledge of its consequences. This Agreement is made and entered into under New York law and shall be interpreted, enforced and governed under the laws of the laws of New York without regard to its conflicts of laws principles.

Section 6.              Paragraph Headings. The paragraph headings used in this Agreement are intended solely for convenience of reference and shall not in any manner amplify, limit, modify or otherwise be used in the interpretation of any of the provisions hereof.

Section 7.              Severability. Should any of the provisions of this Agreement be declared or be determined to be illegal or invalid, the validity of the remaining parts, terms or provisions shall not be affected thereby and said illegal or invalid part, term or provision shall be deemed not to be a part of this Agreement.

Section 8.              Entire Agreement. Except as provided in the next sentence, this Agreement sets forth the entire agreement between the Parties, and fully supersedes any and all prior agreements or understandings between the Parties pertaining to the subject matter hereof , including, but not limited to, the Old Notes.  Notwithstanding the foregoing, if either party defaults in any payments due under this Agreement, or defaults in any other term or provision of this Agreement, the other party shall be entitled to enforce this Agreement, at its sole option.

Section 9.              Counterparts. This Agreement may be executed in counterparts. Each counterpart shall be deemed an original, and when taken together with the other signed counterpart, shall constitute one fully executed Agreement.

Section 10.            Further Assurances. From and after the date hereof, the parties hereto shall take all actions, including the execution and delivery of all documents, necessary to effectuate the terms hereof.

Section 11.            Survival. All obligations of the Parties as set forth herein shall survive the execution and delivery hereof.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be entered into as of the date first written above.

INDIGO-ENERGY, INC. ________________________ By: Steven P. Durdin Title: Chief Executive Officer Date:	CARR MILLER CAPITAL, LLC ________________________ By: Everett Miller Title: Date: